SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Amendment No. 2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Augusta Resource Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

050912
(CUSIP Number)

Ross J. Beaty
1550 – 625 Howe Street
Vancouver, British Columbia, Canada
V6C 2T6
(604) 684-1175
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 050912	13D	Page 2 of 5 Pages

(1)		Name of Reporting Person Ross J. Beaty
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
(3)		SEC Use Only
(4)		Source of Funds (See Instructions) PF
(5)		Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). ☐
(6)		Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 15,185,257
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 15,185,257
	(10)	Shared Dispositive Power 0
(11)		Aggregate Amount Beneficially Owned by Each Reporting Person 15,185,257
(12)		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
(13)		Percent of Class Represented by Amount in Row (11) 10.4%
(14)		Type of Reporting Person (See Instructions) IN

This Amendment No. 2 to Schedule 13D (this "Statement") is being filed on behalf of Ross J. Beaty relating to the common shares, no par value (the "Common Shares"), of Augusta Resource Corporation, a corporation existing under the laws of Canada (the "Issuer"). This Statement amends and supplements the initial statement on Schedule 13D, filed on April 15, 2010 (the "Original Statement") by Mr. Beaty as amended by Amendment No. 1 to the Original Statement, filed on October 28, 2010 (the "First Amendment") by Mr. Beaty.  The Original Statement and First Amendment are hereby amended and restated as follows.

Item 3.	Source and Amount of Funds of Other Consideration

Item 3 is amended and restated as follows:

Mr. Beaty used personal funds to acquire, through his wholly-owned company, Kestrel Holdings Ltd. (the "Holding Company"), an aggregate of $2,225,000 principal amount of unsecured convertible notes bearing interest at 7% per annum (the "Convertible Notes"), which, if converted would represent 852,272 Common Shares.

Item 4.	Purpose of Transaction

Item 4 is amended and restated as follows:

The Convertible Notes held by Mr. Beaty were acquired for investment purposes only. Mr. Beaty does not have any current intention of acquiring or disposing ownership of, or control or direction over, any additional Convertible Notes or Common Shares. Depending on market conditions and other relevant factors, Mr. Beaty may, in the future, increase or decrease his beneficial ownership of, or control or direction over, Convertible Notes or Common Shares through market transactions, private agreements or otherwise.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a)           As of the date hereof, Mr. Beaty beneficially owns the aggregate number and percentage of outstanding Common Shares set forth below:

Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares

Ross J. Beaty	15,185,257	10.4%

The percentage of outstanding Common Shares in the table above is based on 144,252,062 Common Shares outstanding as of October 25, 2013, and is calculated pursuant to Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended.

(b)           Mr. Beaty holds, directly and indirectly through the Holding Company, 13,335,500 Common Shares and an aggregate of $5,000,000 principal amount of Convertible Notes, which may be converted to acquire an additional 1,849,757 Common Shares. If all such Convertible Notes were converted, Mr. Beaty would exercise ownership and control, directly or indirectly, over 10.4% of the then issued and outstanding Common Shares of the Issuer on a partially-diluted basis.

(c)           On October 25, 2013, Mr. Beaty acquired, through the Holding Company, an aggregate of $2,225,000 of Convertible Notes.

(d)           Not applicable.

(e)           Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2013

By:	/s/ Ross J. Beaty
Ross J. Beaty